UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

1

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001 -80
Corporate Registry (NIRE): 33300275410
Publicly-held Company

EXTRACT OF AN ITEM FROM THE EXTRAORDINARY BOARD OF
DIRECTORS’ MEETING HELD ON JUNE 20, 2007 AT 12:00 PM

As Secretary of the Board of Directors’ Meeting held on this present date, I hereby ATTEST that items (1) Corporate Act: change in the company’s Board of Directors; (3) Conclusion of Share Buy-back Program; and (4) Cancellation of all shares held in Treasury, of the Minutes of the Contax Participações S/A (“Company”) Board of Directors’ meeting, are worded as follows:

“Item 1: Pursuant to article 15 of the Company’s Bylaws, Mr. Pedro Jereissati tendered his resignation from his position as a member of the Company’s Board of Directors. being replaced by Mr. SERGIO BERNSTEIN, his alternate, to conclude his term of office. Immediately thereafter, pursuant to article 15 of the Company’s Bylaws, Mr. PEDRO JEREISSATI, Brazilian, married, business administrator, holder of ID card no. 16.226.645 -5, issued by SSP/SP, inscribed in the Individual Roll of Taxpayers (CPF) under no. 273.475.308 -14, resident in the city of São Paulo (SP) at Rua Chucri Zaidan, 920 - 16º andar, was nominated as Mr. Sergio Bernstein’s alternate. Item 3: The members approved the conclusion of the Share Buy-back Program on November 30, 2006. During the program, in compliance with CVM Instruction 10/80 and subsequent amendment thereto, the Company disbursed R$62,386,561.00 to acquire 5,298,300 common shares, equivalent to 10% of outstanding and 4.4% of total common shares, respectively, and 24,058,190 preferred shares, equivalent to 10% of outstanding and 9.9% of total preferred shares, respectively. The volume acquired represented 100% of the total authorized by the Board of Directors. Item 4: The Board of Directors authorized the convocation of an Extraordinary Shareholders’ Meeting to decide on the cancellation of 3,548,300 common shares and 24,058,190 preferred shares held in Treasury, with the subsequent amendment to Article 5 of the Company’s Bylaws. The company will maintain 1,750,000 common shares in Treasury.”

The majority of the members of the Board of Directors attended the meeting as follows: (signatures appended): Ronaldo Iabrudi dos Santos Pereira (Chairman); Sergio Bernstein; Fabio Schvartsman; Ricardo de Moraes Monteiro (alternate); Isabel S. Ramos Kemmelmeier; and Sergio Mamede Rosa do Nascimento.

Rio de Janeiro, June 20, 2007.

Luciene Sherique
Secretary

EXTRAORDINARY BOARD OF DIRECTORS MEETING OF CONTAX PARTICIPAÇÕEX S.A.
June 20, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.